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                              December 17, 2021

       Tao Xu
       Chief Financial Officer
       KE Holdings Inc.
       Oriental Electronic Technology Building
       No. 2 Chuangye Road, Haidian District
       Beijing 1000086
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 6, 2021
                                                            File No. 001-39436

       Dear Mr. Xu:

              We have reviewed your October 25, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 20, 2021 letter.

       FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

       Item 3. Key Information, page 4

   1. We have considered your response to comment 1. Similar to your proposed disclosures to be included in Item 3,
clearly disclose at the outset of Part I, that you control and receive economic benefits of KE
Holding's business operations through VIE agreements and that those agreements are
designed to provide your WFOE with the power, rights, and
                                                        obligations equivalent
in all material respects to those it would possess as the principal equity holder of the
VIE and that you are the primary beneficiary of the VIE. Your disclosures should also
highlight that you or your investors do not have an equity
                                                        ownership in, direct
foreign investment in, or control through such ownership/investment
 Tao Xu
FirstName LastNameTao   Xu
KE Holdings  Inc.
Comapany17,
December  NameKE
              2021 Holdings Inc.
December
Page 2    17, 2021 Page 2
FirstName LastName
         of the VIE. As such, when describing the design of the VIE agreements and related outcome, refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
2.       We have considered your response to comment 2. Please revise further to include
         indication that rules and regulations in China can change quickly with little advance notice and highlight the risk that the Chinese government may intervene or influence your operations at any time.
3. We have considered your response to comment 3. Please further expand your disclosures to affirmatively address whether you are required to and have obtained the necessary permissions from the CSRC, CAC or any other entity that is required to approve of the
         VIE   s operations and address the consequences to you and your
investors if you
         inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
4. We have considered your response to comment 4. Please include similar disclosure at the outset of Part I. In that regard, provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
5. We have considered your response to comment 5. We note that activity of the VIE is reflected in the line items titled "Investment in subsidiaries and VIEs" and "Share of income (loss) of subsidiaries and VIEs" in the parent's financial statements. Please further expand your disclosures to provide a roll-forward of such line items.
6. We have considered your response to comment 6. Where you describe delisting of securities as a consequence of the inability of the PCAOB to inspect or fully investigate an auditor, please also state that trading in securities would be prohibited. Also disclose that in June 2021, the Senate passed the bill known as the Accelerating Holding Foreign
         Companies Accountable Act, which would reduce this time period from three years to two years. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules related to the Holding Foreign Companies Accountable Act.
7. Please disclose at the onset of Item 3 whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
 Tao Xu
KE Holdings Inc.
December 17, 2021
Page 3
Part I, page 4

8. We have considered your response to comment 7. Please further revise to explicitly state that your structure involves unique risks to investors. In addition, we note your disclosure indicating that the VIE structure is used to replicate foreign investment in
         China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.
         Please revise your disclosure accordingly.
9. We have considered your response to comment 8. Please expand your disclosure at the outset of Part I to address with additional detail how recent statements and regulatory
         actions by China   s government, such as those related to data
security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange.
10. We have considered your response to comment 9 and reissue the comment in part. Please
         refrain from using terms such as    we    or    our    when describing
activities or functions of a
         VIE. In that regard, refrain from using the term "our VIE" when referencing KE Holdings,
         Inc. and revise your disclosures accordingly.
      You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Wilson Lee, Staff
Accountant at 202-551-3468 if you have any questions.



FirstName LastNameTao Xu                                      Sincerely,
Comapany NameKE Holdings Inc.
                                                              Division of
Corporation Finance
December 17, 2021 Page 3                                      Office of Real
Estate & Construction
FirstName LastName